Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186687

PROSPECTUS SUPPLEMENT NO. 6
(To Prospectus dated March 26, 2013)

27,891,407 Shares

Tengion, Inc.

This Prospectus Supplement No. 6 supplements the prospectus dated March 26, 2013 (as supplemented to date, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-186687). The Prospectus and this prospectus supplement relate to the disposition from time to time of up to 27,891,407 shares of our common stock, which are held or may be held by the stockholders named in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Current Report on Form 8-K

On May 31, 2013, we filed a Current Report on Form 8-K with the Securities and Exchange Commission. The text of such Form 8-K is attached hereto.

Investing in our common stock involves a high degree of risk. Please see the sections entitled “Risk Factors” beginning on page 13 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 31, 2013.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  May 8, 2013

Tengion, Inc.
(Exact name of registrant as specified in its charter)

001-34688
(Commission File Number)

Delaware	20-0214813
(State or other jurisdiction of	(I.R.S. Employer Identification No.)
incorporation)

3929 Westpoint Blvd., Suite G
Winston-Salem, NC 27103
(Address of principal executive offices, with zip code)

(336) 722-5855
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02(e) Compensatory Arrangements of Certain Officers.

On May 8, 2013, the Compensation Committee (the “Committee”) of the Board of Directors of Tengion, Inc. (the “Company”) adopted the Tengion, Inc. Change in Control Plan (the “Plan”).  The purpose of the Plan is to increase the value and attractiveness of the Company by providing key eligible individuals an incentive to maximize proceeds upon consummation of a change in control (as defined in the Plan).

The Plan will continue in effect until the earlier of a change in control or May 8, 2016. If a change in control occurs prior to May 8, 2016, termination of the Plan will not affect the right of participants to receive payments to which they are entitled under the Plan.

The Plan is administered by the Committee or its delegate, who will select eligible individuals to participate in the Plan and determine the terms of participation.  Employees of, and consultants and other service providers to, the Company are eligible to participate in the Plan.

Plan benefits are based on a portion of the proceeds (including contingent proceeds) paid by an acquirer in connection with a change in control.  In general, the portion of the proceeds from a change in control to be divided among participants equals 12% of the amount by which the first $200 million of change in control consideration exceeds the lesser of $36 million or the amount of capital invested in the Company since September 1, 2012, plus 15% of the amount, if any, by which change in control consideration exceeds $200 million.  Each participant will be allocated a number of units out of a total of 100,000 units, each unit representing an interest in the available pool, if any, produced by a change in control.  Upon payment of change in control consideration to the Company’s stockholders and securityholders, each participant will be allocated his or her pro rata share (based on the number of units awarded to such participant divided by 100,000 total units) of the available pool for participants attributable to the payment.

If a participant’s target annual bonus for the year in which the change in control occurs is greater than the amount the participant would otherwise be allocated under the Plan on the change in control date (but not including any amount allocated in respect of any contingent consideration), the participant’s upfront allocation under the Plan will instead equal the amount of the target annual bonus. In the event that any portion of the change in control consideration consists of contingent consideration (earn-outs, escrows and other holdbacks other than certain publicly-tradeable rights), the Plan benefit resulting from the contingent consideration would only be allocated to participants at the time, if ever, that contingent amounts are paid to the stockholders and securityholders of the Company .

Plan payments (other than with respect to contingent consideration) will be made within 60 days following the change in control date.  Payments in respect of contingent consideration will generally be made at the same time and on the same basis as payments to the Company’s stockholders and securityholders.

The Plan administrator may at any time amend or terminate the Plan but generally may not, without the participant’s consent, alter the terms of an award under the Plan so as to materially and adversely affect the participant’s rights under the award.

The foregoing description of the Plan is qualified in its entirety by reference thereto, which is filed as Exhibit 10.2 to this Current Report and is incorporated herein by reference.

Item 8.01 Other Events

On May 29, 2013, Ballard Spahr LLP released escrowed funds in the amount of $1.0 million (the “Escrow Amount”) to the Company upon the request of the authorized investors of the Company.  Ballard Spahr LLP held the Escrow Amount pursuant to an Escrow Agreement dated October 2, 2012 between certain Investors, the Company and Ballard Spahr LLP (the “Escrow Agreement”) which was executed in connection with the financing described below and provided that the Escrow Amount was only to be released after the Company completed certain clinical milestones or upon the instructions of certain required investors.

The foregoing description of the Escrow Agreement is qualified in its entirety by reference thereto, which was filed as Exhibit 10.15 to the Company’s Current Report on Form 8-K filed on October 2, 2012 and is incorporated herein by reference. Based upon the Company's currently expected level of operating expenditures and debt repayments, and assuming it is not required to settle any outstanding warrants in cash, the Company expects to be able to fund its operations through June 2013. Tengion is actively exploring opportunities to continue its business operations as currently conducted and fund deficits in operating cash flows. If Tengion is unable to raise additional capital, it will need to suspend its business operations and will likely need to seek protection under U.S. bankruptcy laws.

On May 30, 2013, Tengion, Inc. (the “Company”) issued a notice to the holders (each an “Investor” and collectively, the “Investors”) of senior secured notes (the “Notes”) issued on October 2, 2012 stating that the Company plans to issue shares of restricted common stock (the “Shares”), $0.001 par value per share (the “Common Stock”), or warrants to purchase Common Stock (the “Warrants”), to the Investors in satisfaction of $369,992.48 in interest payments due on July 1, 2013.  The Company would issue Warrants for nominal consideration if the issuance of Common Stock would result in an Investor owning more than 9.985% of the total number of outstanding shares of Common Stock of the Company.  The Warrants would become exercisable only to the extent that an exercise would not result in an Investor’s ownership exceeding the aforementioned 9.985% ownership limitation.  The Shares will be issued pursuant to the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and the regulations promulgated thereunder.  All of the Investors are either accredited investors (as defined in the Securities Act) or are located outside of the United States and no public solicitation was involved in connection with the issuance of the Shares.

The foregoing description of the Notice is qualified in its entirety by reference thereto, which is filed as Exhibit 10.1 to this Current Report and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

(b) Exhibits.

10.1	Form of Tengion, Inc. Change in Control Plan
10.2	Share Issuance Notice, dated May 30, 2013
10.3
Escrow Agreement by and between Tengion, Inc., Ballard Spahr LLP as escrow agent, and the parties thereto, dated October 2, 2012  (Incorporated by reference to Exhibit 10.15 to our Current Report on Form 8-K filed on October 2, 2012)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TENGION, INC.

Date: May 30, 2013	By: /s/ A. Brian Davis
A. Brian Davis
Chief Financial Officer and Vice President, Finance

Exhibit Index

Exhibit No.	Description

10.1	Form of Tengion, Inc. Change in Control Plan
10.2	Share Issuance Notice, dated May 30, 2013
10.3
Escrow Agreement by and between Tengion, Inc., Ballard Spahr LLP as escrow agent, and the parties thereto,dated October 2, 2012  (Incorporated by reference to Exhibit 10.15 to our Current Report on Form 8-K filed on October 2, 2012)